Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts,” “Summary Historical Consolidated and Unaudited Pro Forma Condensed Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data” and “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” and to the use of our report dated July 25, 2007 (except Notes D and M, as to which the date is April 29, 2008), included in the Registration Statement on Form S-1 and the related Preliminary Prospectus of Biomet Inc. for the registration of $775,000,000 10% Senior Notes due 2017, $775,000,000 10 3/8% / 11 1/8% Senior Toggle Notes due 2017, and $1,015,000,000 11 5/8% Senior Subordinated Notes due 2017.

/s/ Ernst & Young LLP
Fort Wayne, Indiana

May 5, 2008